SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

April 26, 2012

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

Quarterly Financial Report — First Quarter 2012

Interim consolidated financial statements for the three months ended March 31, 2012

Key Financials

Key Financials	2012	2011			2012	2011
(in EUR million)	Q1	Q1	Q1-Q1		Q1	Q4	Q1-Q4
Revenues	42.0	205.4	-80%		42.0	140.1	-70%
Gross profit	10.3	104.2	-90%		10.3	11.8	-13%
Gross margin	25%	51%	-26	pp	25%	8%	17	pp
Operating result (EBIT)	-18.3	74.9	-124%		-18.3	-16.9	-8%
EBIT margin	-44%	36%	-80	pp	-44%	-12%	-32	pp
Net result	-12.3	52.3	-124%		-12.3	-10.9	-13%
Net result margin	-29%	25%	-54	pp	-29%	-8%	-21	pp
Net result per share - basic (EUR)	-0.12	0.52	-123%		-0.12	-0.11	-9%
Net result per share - diluted (EUR)	-0.12	0.51	-124%		-0.12	-0.11	-9%
Free Cash Flow*	-5.6	11.7	-148%		-5.6	-27.6	80%
Equipment order intake	31.5	210.3	-85%		31.5	29.3	8%
Equipment order backlog (end of period)	136.2	321.1	-58%		136.2	141.0	-3%

* Operating CF + Investing CF + Changes in Cash Deposits

Key Share Data

Key Share Data	Q1/2012		Q4/2011		Q1/2011
Germany in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS	Shares	ADS
Closing Price (end of period)	13.06	17.33	9.85	12.70	30.70	43.88
Period High Price	14.50	19.15	11.90	16.43	33.48	44.50
Period Low Price	10.28	13.56	8.38	11.26	27.65	36.89
Number of shares issued (end of period)	101,883,823		101,789,527		101,529,591
Market capitalization (end of period), million EUR, million USD	1,330.6	1,765.6	1,116.6	1,292.7	3,117.0	4,455.1

24-Month Business Development

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for the deposition of semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale complex material deposition systems and small scale systems for Research & Development (“R&D”) and pre-production use.

AIXTRON’s product range includes systems capable of depositing material films on a diverse range of different substrate sizes and materials. The deposition process technologies include Metal-Organic Chemical Vapor Deposition (“MOCVD”), Hydride Vapor Phase Epitaxy (“HVPE”) for the deposition of compound materials as well as thin film deposition of organic materials on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition (“PVPDTM”), Organic Vapor Phase Deposition (“OVPD®”) or large area deposition for Organic Light Emitting Diodes (“OLED”) applications. Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene).

For silicon semiconductor applications, the AIXTRON systems are capable of depositing material films on wafers of up to 300mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

2. Important Factors of the Reporting Period

Macro-economic environment and EUR/USD development

•             Following on from the economic slowdown seen throughout the second half of the fiscal year 2011, the European economy continued to be subdued during the first quarter of 2012, underperforming in comparison with the other major economies.

•             Whilst the US economy is expected according to an OECD report published on March 29, 2012, to grow at an annualized rate of 2.9% in the first quarter of 2012, and the Chinese GDP is forecast to have grown by 8.4%, the first quarter total Euro area GDP, is predicted by the joint Eurozone economic outlook report, from the ifo institute, Munich, the INSEE, Paris, and the ISTAT, Rome, published on April 3, 2012, to have declined quarter on quarter by 0.2% (with Germany generating a small growth figure of 0.1%).

•             Despite the outwardly positive Chinese growth figure, the economy there is not considered to be completely immune to the macro environment, evidenced by the relatively lower levels of export and import growth reported of 8.9% and 5.3% respectively, predominantly reflecting the lack of global demand combined with a slowing of domestic demand.

•             Against the backdrop of these regional economic developments and combined with further negative news from the Euro area, including France and Austria losing their AAA-rating, the US-Dollar continued its upward trend to reach a high of 1.266 USD/EUR on January 17.

•             Following a short-term rebound of the Euro, which was in part due to the positive market response to the news of the agreement on another rescue package for Greece, the US-Dollar reached its quarterly low of 1.345 USD/EUR on February 27. The US-Dollar then went on to trade within a range between 1.30 USD/EUR and 1.35 EUR/USD for the remainder of the quarter, closing the period at 1.33 USD/EUR on March 31. In total, the US-Dollar lost approximately 3% sequentially against the Euro compared to the end of fiscal year 2011.

•             The actual USD/EUR average exchange rate, recorded by AIXTRON for the income and expenses of Q1/2012, was 1.31 USD/EUR, which was 4% stronger compared to the same period of 2011 (Q1/2011: 1.36 USD/EUR) and as a consequence, the exchange rate movement had a minimally positive effect on revenues in a year on year comparison. Sequentially, the average USD/EUR exchange rate was 4% stronger compared to the 1.36 USD/EUR internal average booking rate in Q4/2011.

Key financial developments Q1

•             With the considerable reduction in order intake during the second half of 2011 and in line with expectations, Q1/2012 revenues came in at EUR 42.0m for the quarter, 80% down on the EUR 205.4m a year before, and 70% lower sequentially (Q4/2011: EUR 140.1m).

•             Gross profit decreased by 90% compared to the previous year from EUR 104.2m to EUR 10.3m and 13% sequentially (Q4/2011: EUR 11.8m).

•             Consequently, and as already predicted by Management in Q4/2011, Q1/2012 turned out EBIT negative at EUR -18.3m, compared to EUR 74.9m in Q1/2011 and EUR -16.9m in Q4/2011.

•             The consolidated net result of the AIXTRON Group was consequently negative at EUR -12.3m for Q1/2012 (Q1/2011: EUR 52.3m; Q4/2011: EUR -10.9m).

•             Heavily influenced by fragile consumer confidence, credit tightness, reduced subsidies and ongoing customer overcapacity, the Company’s order intake visibility remains limited. The Q1 order intake of EUR 31.5m was broadly in line with the Q4/2011 level of EUR 29.3m (Q1/2011: EUR 210.3m).

Consistent R&D, demonstration and training activities

•             On March 16, 2012, the Company held an Opening Ceremony in the Chinese city of Suzhou, to mark the official opening of AIXTRON’s new training and demonstration center at SINANO - the Suzhou Institute for Nanotechnology and Nanobionics, underlining AIXTRON’s commitment to the region. The facility will be focused on developing collaborative synergies in the region, with commercial and institutional partners, coupled with extensive customized customer training.

•             The longer-term objective behind this initiative is to not only support China’s global LED ambitions but also other nanotechnology development areas, including GaN-on-Si, by playing a supporting role in the training of Chinese engineers in the latest MOCVD semiconductor technology and manufacturing processes. The training facility includes AIXTRON’s most up to date generation CRIUS II-XL and AIX G5 HT systems.

•             In addition to strengthening the Company’s long-term positioning in China, one of the largest emerging markets for LED lighting, the Company remains focused on delivering further improvements to existing products and services and on accelerating strategic R&D investments focused on developing new products for future market opportunities.

•             The Company’s Management considers a consistent and sustainable approach to R&D, even in difficult times, is essential to retain the Company’s technology leading market position and is deemed critical for the successful implementation of the Company’s long-term strategy.

Recent market news from Asia

•             At the end of February, The Chinese government released a bidding process ahead of a new LED lighting subsidy program, which, unlike previous programs, is aimed at the promotion of LED lighting products rather than LED production equipment. The subsidy includes the following categories: indoor LED down lights, reflective self-ballasted LED lights, LED street lamps, general outdoor lighting and LED road tunnel lights. The intention behind the program is to encourage further impetus in the development of high quality LED lighting devices as part of the development of a sustainable mass market. Based on their strong positioning in the Chinese region, it is expected that Taiwanese LED manufacturers will also indirectly benefit from this program.

•             World-wide average selling prices (“ASP”) for LEDs are continuing to fall, supporting the expectation of a 100% penetration rate for LED backlighting of LCD screens by 2014 and consequently contributing to increasing capacity utilization in the LED industry. Although Management does not expect any further significant capacity investments for LED backlighting production equipment, the rising utilization rates due to increased backlighting adoption, will help to digest the current excess capacity in the market.

•             According to the LED market price survey, conducted by LEDinside (the LED research division of TrendForce) and published in February 2012, LED bulbs have also continued to drop in average selling price with the average price of a 40W equivalent LED bulb sliding below USD 20 in January 2012. Pricing in South Korea for 40W equivalent bulbs was particularly competitive — LED light bulb prices of the top tier Korean brands have dropped below USD 10.

•             The global ASP for a 60W equivalent LED light bulb fell below USD 35, whilst the ASP in South Korea fell even further, to below USD 20.

3. Results of Operations

3.1. Development of Revenues

During the first three months of 2012, AIXTRON recorded total revenues of EUR 42.0m, a decrease of EUR 163.4m, or 80%, compared to EUR 205.4m in the same period last year. The most significant factor in this development was the year on year decrease in demand for MOCVD deposition equipment for LED applications. Compared to the previous quarter, revenues decreased by 70% from EUR 140.1m in Q4/2011.

Equipment sales were EUR 29.3m in Q1/2012 (Q4/2011: EUR 128.1m; Q1/2011: EUR 190.5m), which represents 70% of the total Q1/2012 revenues (Q4/2011: 91%; Q1/2011: 93%). The equipment bought by AIXTRON’s customers is predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and emerging lighting applications.

The remaining revenues were generated by sales of spare parts and service, which were broadly in line with the prior quarter in absolute terms but totaled 30% of the sequentially lower total revenues recorded in Q1/2012 (Q4/2011: 9%; Q1/2011: 7%).

	2012		2011		2011
Revenues by Equipment,	Q1		Q4		Q1		Q1-Q1
Spares & Service	m EUR	%	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	29.3	70	128.1	91	190.5	93	-161.2	-85
Other revenues (service, spare parts, etc.)	12.7	30	12.1	9	14.9	7	-2.2	-15
Total	42.0	100	140.1	100	205.4	100	-163.4	-80

In the first three months of 2012, a high percentage, namely 76% of total revenues, were generated by sales to customers in Asia, however, this is 13 percentage points lower than the 89% recorded in Q1/2011 and 16 percentage points lower than the 92% in Q4/2011. Marginally lower in absolute terms, but disproportionately higher in percentage terms, the non-Asian revenue mix recorded in the quarter was 24%; 8% of the Q1 revenues were generated in Europe (Q4/2011: 4%; Q1/2011: 5%) and the remaining 16% in the USA (Q4/2011: 4%; Q1/2011: 6%).

	2012		2011		2011
	Q1		Q4		Q1		Q1-Q1
Revenues by Region	m EUR	%	m EUR	%	m EUR	%	m EUR	%
Asia	31.7	76	128.9	92	183.6	89	-151.9	-83
Europe	3.5	8	5.2	4	9.7	5	-6.2	-64
USA	6.8	16	6.0	4	12.1	6	-5.3	-44
Total	42.0	100	140.1	100	205.4	100	-163.4	-80

3.2. Development of Results

	2012		2011		2011
	Q1		Q4		Q1		Q1-Q1
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	31.7	75	128.4	92	101.2	49	-69.5	-69
Gross profit	10.3	25	11.8	8	104.2	51	-93.9	-90
Operating costs	28.6	68	28.6	20	29.2	14	-0.6	-2
Selling expenses	6.6	16	7.1	5	10.6	5	-4.0	-38
General and administration expenses	5.8	14	9.1	6	8.8	4	-3.0	-34
Research and development costs	16.4	39	14.6	10	12.4	6	4.0	32
Net other operating (income) and expenses	(0.2)	0	(2.2)	-1	(2.6)	-1	2.4	-92

Cost of sales decreased year on year by 69% (and decreased by 75% sequentially) from EUR 101.2m in Q1/2011 (Q4/2011: EUR 128.4m) to EUR 31.7m in Q1/2012, due to the reduced business volume. Cost of sales did not decrease proportionally by the same amount as sales due to the effect of fixed costs related to facilities and service activities. Cost of sales relative to revenues increased by 26pp year on year and decreased by 17pp sequentially to 75% (Q1/2011: 49%; Q4/2011: 92%), while the high cost of sales percentage in the previous quarter was principally due to the write-down of inventories recorded in the fourth quarter of 2011.

The Company’s gross profit decreased by 90% year on year, in line with the negative revenue development and the disproportionate decrease in cost of sales (which also decreased by 13% sequentially) to EUR 10.3m in Q1/2012 (Q1/2011: EUR 104.2m; Q4/2011: EUR 11.8m), resulting in a gross margin of 25% (Q1/2011: 51%; Q4/2011: 8%).

On a year on year basis, operating costs decreased only slightly, by 2%, to EUR 28.6m, whilst remaining stable in a quarter on quarter comparison (Q1/2011: EUR 29.2m; Q4/2011: EUR 28.6m). Operating costs relative to revenues were 68% in Q1/2012, 54 percentage points higher than the 14% in Q1/2011 (and 48 percentage points higher than the 20% in Q4/2011). This development was influenced by the following factors:

Selling expenses decreased year on year by 38% to EUR 6.6m (Q1/2011: EUR 10.6m), mainly against a backdrop of lower sales commissions and warranty expenses in line with lower sales volumes. Selling expenses also declined sequentially by 7% (Q4/2011: EUR 7.1m), for the same reasons. Selling expenses relative to revenues increased year on year by 11 percentage points to 16%, compared to 5% in Q1/2011 and were up sequentially, also by 11 percentage points, compared to 5% in Q4/2011.

The decrease in general and administration expenses of 34% year on year and 36% sequentially to EUR 5.8m in Q1/2012 (Q1/2011: EUR 8.8m; Q4/2011: EUR 9.1m) was principally due to sequentially lower profit related elements of the administration costs and lower IT infrastructure costs. General and administration expenses, relative to revenues, increased from 4% in Q1/2011 (and 6% in Q4/2011) to 14% in Q1/2012.

Research and development costs increased by 32% year on year (and were up 12% compared to the prior quarter) from the EUR 12.4m recorded in Q1/2011 to EUR 16.4m in Q1/2012 (Q4/2011: EUR 14.6m), reflecting AIXTRON’s continuing high level of commitment to strategic investments in research and development, including the corresponding increases in personnel and material expenses. R&D costs increased in relative terms from 6% of revenues in Q1/2011 (and 10% in Q4/2011) to 39% in Q1/2012.

With an increased average number of 325 R&D employees in Q1/2012, AIXTRON continues to invest into the focused R&D programs deemed necessary by Management to support the Company’s determination to retain AIXTRON’s technical market leadership in the future and is a key element in the planned implementation of the Company’s long-term strategy.

The successful execution of that strategy will ensure that AIXTRON is not just limited to the development of next generation LED manufacturing tools but is also able to develop new technologies for other substantial and promising growth end markets.

	2012	2011	2011	Q1-Q1
Key R&D Information	Q1	Q4	Q1%
R&D expenses (million EUR)	16.4	14.6	12.4	32%
R&D expenses, % of sales	39	10	6
R&D employees (period average)	325	316	252	29%
R&D employees, % of total headcount (period average)	33	37	32

Net other operating income and expenses in the first three months of 2012 resulted in an income of EUR 0.2m, compared with an income of EUR 2.6m and EUR 2.2m in Q1/2011 and Q4/2011 respectively.

In Q1/2012, a net currency income of EUR 26 thousand (Q1/2011: EUR 3.2m income; Q4/2011: EUR 2.1m expense) arose from USD/EUR hedging contracts and transactional and translation differences. EUR 0.6m of R&D grants, received in Q1/2012 (Q1/2011: EUR 0.8m; Q4/2011: EUR -0.2m), were, as usual, recorded as other operating income.

The operating result decreased in a year on year comparison by 124%, from EUR 74.9m in Q1/2011 to EUR -18.3m in Q1/2012 with a 80 percentage points lower EBIT margin of -44% (Q1/2011: 36%).

This development was principally due to the significantly reduced gross profit, resulting from the lower sales volumes, coupled with the comparatively stable operating cost base as described above.

In a quarterly sequential comparison, the operating result was EUR 1.4m or 8% lower (Q4/2011: EUR -16.9m; -12%), mainly because of the reduced sales volume. The relatively low reduction in the quarterly sequential result, in contrast to significantly higher revenues in Q4/11, reflects the effect of the inventory write-down previously recorded in Q4/2011.

Result before taxes decreased by 123% from EUR 75.2m in Q1/2011 (Q4/2011: EUR -16.3m) to EUR -17.1m in Q1/2012, with a net finance income of EUR 1.1m in Q1/2012 (Q1/2011: EUR 0.3m net income; Q4/2011: EUR 0.6m net income).

AIXTRON recorded a tax credit from the capitalization of deferred tax assets of EUR 4.8m in Q1/2012, leading to an effective tax rate of 28% of the result before tax (Q1/2011: EUR 22.9m or 31%; Q4/2011: EUR -5.4m or 33%).

The net result was 124% down year on year, from EUR 52.3m (25% of revenues) in Q1/2011, and 13% down quarter on quarter, from EUR -10.9m (-8% of revenues) in Q4/2011 to EUR -12.3m (-29% of revenues) in Q1/2012.

3.3. Development of Orders

Equipment Orders	2012	2011	2011	Q1-Q1
(in EUR million)	Q1	Q4	Q1	m EUR	%
Equipment order intake	31.5	29.3	210.3	-178.8	-85
Equipment order backlog (end of period)	136.2	141.0	321.1	-184.9	-58

The Q1/2012 equipment order intake decreased year on year, and at EUR 31.5m was 85% down on the EUR 210.3m in Q1/2011 and 8% up on the prior quarter (Q4/2011: EUR 29.3m). As a matter of internal policy, the 2012 order intake in US Dollars is recorded at the current 2012 budget exchange rate of 1.40 USD/EUR (2011: 1.35 USD/EUR).

The total equipment order backlog of EUR 136.2m at March 31, 2012 was 58% lower than the EUR 321.1m at the same point in time in 2011, 3% lower than the EUR 141.0m recorded as of December 31, 2011 but comparatively stable compared with the 2012 opening backlog as of January 1, 2012, which had been revalued to EUR 136.8m, reflecting the 2012 budget USD/EUR exchange rate of 1.40 USD/EUR.

As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise of all of the following minimum criteria:

1.             The receipt of a firm written purchase order and

2.             the receipt of the agreed deposit and

3.             accessibility to the required shipping documentation and

4.             a customer confirmed agreement on a system specific delivery date.

In addition and reflecting current market conditions, even if an order does fulfill all of the above criteria, the Company’s Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When Management concludes, that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will, until that risk is considered acceptable, exclude the order, or a portion of the order, from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of March 31, 2012 and December 31, 2011.

The equity ratio increased to 84% as of March 31, 2012, compared to 81% as of December 31, 2011, principally due to a 5% lower balance sheet total.

The AIXTRON Group’s capital expenditures of the first quarter of 2012 amounted to EUR 6.2m (Q4/2011: EUR 8.8m; Q1/2011: EUR 6.9m), of which EUR 6.0m (Q4/2011: EUR 8.1m; Q1/2011: EUR 6.6m) were related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) decreased slightly to EUR 288.9m (EUR 185.9m + EUR 103.0m cash deposits) as of March 31, 2012 compared to EUR 295.2m (EUR 172.9m + EUR 122.3m cash deposits) as of December 31, 2011.

The value of property, plant and equipment increased to EUR 98.7m as of March 31, 2012 (EUR 96.2m as of December 31, 2011), principally due to R&D related investments.

The value of goodwill recorded as at March 31, 2012: EUR 64.1m, remained stable and unchanged from the position reported at December 31, 2011. There were no additions or impairments in the first three months of 2012.

The value of other intangible assets decreased from EUR 6.2m as per December 31, 2011 to EUR 5.7m as per March 31, 2012. Differences arose mainly from amortization.

Inventories, including raw materials, work in progress and finished goods, increased from EUR 184.6m as of December 31, 2011 (post write-down of approximately EUR 40m in Q4/2011) by 5.5% to EUR 194.8m as of March 31, 2012. This is principally explained by increased prototype and laboratory tool work in progress not being offset by sales of systems out of inventory.

Advance payments from customers remained stable at EUR 64.6m as of March 31, 2012 (EUR 64.9m as of December 31, 2011).

Trade receivables decreased from EUR 78.6m as of December 31, 2011 to EUR 38.2m as at March 31, 2012, reflecting the reduced business volume in the first quarter 2012.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities in the relevant end user markets could have a positive effect on future business:

Short Term

•                  Increasing adoption of LEDs for exterior, public street and commercial lighting.

•                  Increasing adoption of LEDs for consumer and residential general lighting applications.

•                  Increasing adoption of GaN power electronics.

Mid Term

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•                  Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                  Development of next generation NAND, DRAM and PRAM memory devices.

•                  Increased development activity for specialized compound solar cell applications.

Long Term

•                  Further progress in research activities leading to technologies for OLED lighting and displays as well as organic material large area deposition.

•                  Progress in the convergence development of compound semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•                  Development of UV LED applications e.g. for water purification.

•                  Development of GaN-on-Silicon based devices for energy efficient power electronics.

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2011 and in the section “Risk Factors” in AIXTRON’s 2011 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on March 1, 2012. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at www.sec.gov.

During the first three months of 2012, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2011 Annual Report/20-F Report referred to above.

6. Outlook

With the reluctance of customers to invest in the current economic climate, especially in the larger Asian markets, the Company’s order intake visibility remains limited.

Given the maturity of the LED backlighting investment cycle and despite recent market news on improved capacity utilization, Management does not expect further significant investments into LED backlighting capacity during 2012.

Management however remains confident that the increase in equipment investments for LEDs in general lighting applications will materialize during the course of the next twelve months.

Based on the business and market development in the first quarter of 2012, Management still believes that 2012 will be a transitional year with lower revenues and potential customer consolidation, but retains its more positive outlook for the second half of the year.

However, due to the limited business visibility Management is still unable to offer a precise full year revenue figure at this point in time, but reiterates its targeted EBIT profitability in 2012. To achieve this result, AIXTRON will continue to utilize the advantages of its flexible business model and continuously review and implement appropriate cost saving measures in the short term.

Due to the advantages it is believed that AIXTRON’s technologies offer to LED manufacturers, Management remains confident of retaining the Company’s generally recognized technology and market leadership, even in a weaker market environment.

In April 2012, Gartner Dataquest, an independent semiconductor industry research company, published their 2011 Market Analysis Report and recorded the continuation of AIXTRON’s MOCVD equipment market leadership.

As previously indicated in Q4/2011, and for the reasons already stated in this report, the Company does not intend to reduce investments in strategically important R&D projects, but will continue to assess the effectiveness of these and all current development projects on a regular basis.

Based on the positive customer response to AIXTRON’s latest product releases, and against a background of several government and commercial industry market initiatives, Management continues to believe in the positive mid- to long-term outlook for the LED industry and AIXTRON’s contribution to that growth.

AIXTRON carries no debt and Management continues to believe that the Company has sufficient funds and instruments in place to ensure that the foreseeable needs of the business can be met.

As at March 31, 2012, AIXTRON had no binding agreements for participation financing, company acquisition or transfers of parts of the Company.

Interim Financial Statements

1. Consolidated Income Statement*

in EUR thousands	Q1/2012	Q1/2011	+/-

Revenues	42,004	205,410	-163,406
Cost of sales	31,705	101,234	-69,529
Gross profit	10,299	104,176	-93,877

Selling expenses	6,562	10,625	-4,063
General administration expenses	5,799	8,811	-3,012
Research and development costs	16,398	12,414	3,984
Other operating income	997	4,065	-3,068
Other operating expenses	812	1,498	-686
Operating result	-18,275	74,893	-93,168

Finance Income	1,143	816	327
Finance Expense		487	-487
Net Finance Income	1,143	329	814
Result before taxes	-17,132	75,222	-92,354

Taxes on income	-4,819	22,945	-27,764
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	-12,313	52,277	-64,590

Basic earnings per share (EUR)	-0.12	0.52	-0.64
Diluted earnings per share (EUR)	-0.12	0.51	-0.63

2. Consolidated Statement of other Comprehensive Income*

in EUR thousands	Q1/2012	Q1/2011	+/-

Profit or Loss	-12,313	52,277	-64,590

Losses/gains from derivative financial instruments before taxes	7,575	6,101	1,474
Deferred taxes	-2,288	-1,638	-650
Currency translation adjustment	-1,652	-9,273	7,621
Other comprehensive income	3,635	-4,810	8,445
Total comprehensive income attributable to equity holders of AIXTRON SE	-8,678	47,467	-56,145

* unaudited

3. Consolidated Statement of Financial Position

in EUR thousands	3/31/2012	12/31/2011	3/31/2011
Assets
Property, plant and equipment	98,708	96,176	81,978
Goodwill	64,122	64,078	58,729
Other intangible assets	5,738	6,205	6,158
Other non-current assets	686	720	718
Deferred tax assets	31,106	28,347	16,373
Tax assets	291	291	334
Total non-current assets	200,651	195,817	164,290
Inventories	194,798	184,553	163,322
Trade receivables less allowance kEUR 627 (2011: kEUR 389; Q1 2011 kEUR 340)	38,201	78,630	70,029
Current tax assets	4,334	8,150	1,215
Other current assets	14,185	14,894	28,830
Other financial assets	103,000	122,323	194,093
Cash and cash equivalents	185,864	172,892	200,712
Total current assets	540,382	581,442	658,201
Total assets	741,033	777,259	822,491

Liabilities and shareholders’ equity
Subscribed capital Number of shares: 100,804,898 (2011: 100,710,602; Q1 2011 100,450,666)	100,805	100,711	100,451
Additional paid-in capital	276,442	274,816	270,121
Retained earnings	251,003	263,316	296,765
Income and expenses recognised in equity	-6,868	-10,503	-16,145
Total shareholders’ equity	621,382	628,340	651,192
Other non-current liabilities	200	217	198
Other non-current accruals and provisions	0	0	253
Deferred tax liabilities	0	140	0
Total non-current liabilities	200	357	451
Trade payables	15,509	20,527	40,829
Advance payments from customers	64,589	64,900	69,976
Other current accruals and provisions	22,525	36,558	39,031
Other current liabilities	12,586	20,076	10,950
Current tax liabilities	4,147	6,404	10,028
Deferred revenues	95	97	34
Total current liabilities	119,451	148,562	170,848
Total liabilities	119,651	148,919	171,299
Total liabilities and shareholders’ equity	741,033	777,259	822,491

* unaudited

4. Consolidated Statement of Cash Flows*

in EUR thousands	Q1/2012	Q1/2011
Cash inflow from operating activities
Net income for the period (after taxes)	-12,313	52,277	-64,590
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	1,248	1,342	-94
Depreciation and amortization expense	3,227	3,301	-74
Deferred income taxes	-2,972	2,941	-5,913

Change in
Inventories	-10,598	2,264	-12,862
Trade receivables	40,080	16,641	23,439
Other assets	9,625	-10,836	20,461
Trade payables	-4,630	2,124	-6,754
Provisions and other liabilities	-23,645	-4,175	-19,470
Non-current liabilities	0	-560	560
Advance payments from customers	-168	-46,671	46,503
Cash inflow from operating activities	-146	18,648	-18,794

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-5,956	-6,629	673
Capital expenditures in intangible assets	-293	-313	20
Proceeds from disposal of fixed assets	820	0	820
Bank deposits with a maturity of more than 90 days	18,689	7,240	11,449
Cash inflow/outflow from investing activities	13,260	298	12,962

Cash inflow/outflow from financing activities
Proceeds from issue of equity shares	473	2,079	-1,606
Cash inflow/outflow from financing activities	473	2,079	-1,606

Effect of changes in exchange rates on cash and cash equivalents	-615	-2,431	1,816
Net change in cash and cash equivalents	12,972	18,594	-5,622
Cash and cash equivalents at the beginning of the period	172,892	182,118	-9,226
Cash and cash equivalents at the end of the period	185,864	200,712	-14,848

Interest paid	-7	-196	189
Interest received	593	883	-290
Income taxes paid	8,509	42,928	-34,419
Income taxes received	-6,475	-647	-5,828

* unaudited

5. Consolidated Statement of Changes in Equity*

	Income and expense recognized directly in equity
	Subscribed capital under	Additional paid-in-	Currency	Derivative financial	Retained Earnings/ Accumulated	Total Shareholders’ equity attributable to the owners of
in EUR thousands	IFRS	capital	translation	instruments	deficit	AIXTRON SE
Balance at January 1, 2012	100,711	274,816	(4,065)	(6,438)	263,316	628,340
Dividends to shareholders						0
Share based payments		1,248				1,248
Issue of shares for options	94	378				472
Net income for the period					(12,313)	(12,313)
Other comprehensive income			(1,652)	5,287		3,635
Total comprehensive income			(1,652)	5,287	(12,313)	(8,678)
Balance at March 31, 2012	100,805	276,442	(5,717)	(1,151)	251,003	621,382

	Income and expense recognized directly in equity
	Subscribed capital under	Additional paid-in-	Currency	Derivative financial	Retained Earnings/ Accumulated	Total Shareholders’ equity attributable to the owners of
	IFRS	capital	translation	instruments	deficit	AIXTRON SE
Balance at January 1, 2011	100,101	267,070	(10,995)	(340)	244,488	600,324
Dividends to shareholders						0
Share based payments		1,325				1,325
Issue of shares for options	350	1,726				2,076
Net income for the period					52,277	52,277
Other comprehensive income			(9,273)	4,463		(4,810)
Total comprehensive income			(9,273)	4,463	52,277	47,467
Balance at March 31, 2011	100,451	270,121	(20,268)	4,123	296,765	651,192

* unaudited

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2011.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Nanoinstruments Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (China); AIXTRON KK, Tokyo (Japan); AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale, California, (USA). In comparison with December 31, 2011, there have been no changes to the consolidated group of companies.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	Q1/2012	31,663	3,505	6,836	42,004
	Q1/2011	183,608	9,704	12,098	205,410
Segment assets (property, plant and equipment)	31/03/12	3,360	93,177	2,171	98,708
	31/03/11	532	78,666	2,780	81,978

3. Stock Option Plans

In the first three months of 2012, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares or AIXTRON American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	31/03/12	Exercised	Expired/Forfeited	31/12/11
stock options	3,720,301	94,296	37,567	3,852,164
underlying shares	4,385,552	94,296	39,793	4,519,641

AIXTRON ADS	31/03/12	Exercised	Expired/Forfeited	31/12/11
stock options	6,610	0	0	6,610
underlying shares	6,610	0	0	6,610

4. Employees

The total number of employees rose from 799 on March 31, 2011 to 984 persons on March 31, 2012.

	2012		2011		Q1-Q1
Employees by Region	Mar-31%		Mar-31%		abs.	%
Asia	184	19	156	19	28	17
Europe	669	68	533	67	136	26
USA	131	13	110	14	21	18
Total	984	100	799	100	185	23

	2012		2011		Q1-Q1
Employees by Function	Mar-31%		Mar-31%		abs.	%
Sales	89	9	61	8	28	45
Research and Development	328	33	255	32	73	29
Manufacturing and Service	453	46	381	48	72	19
Administration	114	12	102	12	12	12
Total	984	100	799	100	185	23

5. Management

As compared to December 31, 2011, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of March 31, 2012.

6. Related Party Transactions

AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after March 31, 2012.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the three months ended March 31, 2012 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Herzogenrath, April 2012

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: April 26, 2012

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO